Exhibit 99.2

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE dated as of the 30th day of November, 2011.

BETWEEN:

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (hereinafter referred to as the “Company”)

OF THE FIRST PART,

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (hereinafter referred to as the “Warrant Agent”)

OF THE SECOND PART.

WITNESSES THAT:

WHEREAS by a warrant indenture (hereinafter called the “Warrant Indenture”) made as of the 4th day of October, 2010 and supplemented by a first supplemental indenture dated as of the 18th day of October, 2010 (the “First Supplemental Indenture”) between the Company and the Warrant Agent, provision was made for the issue by the Company of the Warrants (as defined in the Warrant Indenture);

AND WHEREAS a total of 4,169,549 Warrants have been issued pursuant to the Warrant Indenture and a total of 4,169,500 Warrants are outstanding as of the date hereof;

AND WHEREAS the Company wishes to reduce the exercise price of the Warrants from $1.33 to $0.28;

AND WHEREAS this supplemental indenture is being entered into by the parties hereto pursuant to section 7.1(f) of the Warrant Indenture;

AND WHEREAS all necessary proceedings of the directors of the Company have been duly passed and all other necessary proceedings have been taken to execute this supplemental indenture and to make the execution hereof legal, valid and binding and in accordance with all laws respectively relating to the Company and with all other laws and regulations in respect thereof;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

INTERPRETATION AND RELATED MATTERS

1.01                 Interpretation of Supplemental Indenture

In this supplemental indenture “this supplemental indenture”, “hereof”, “herein”, “hereby”, “hereunder”, and similar expressions refer to this supplemental indenture and not to any particular Article, Section or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.02                 Definitions

All terms contained in this supplemental indenture, including, without limitation, the recitals hereto, which are defined in the Warrant Indenture, as supplemented by the First Supplemental Indenture, shall, for all purposes hereof, have the meanings given to such terms in the Warrant Indenture, as supplemented by the First Supplemental Indenture and as amended hereby, unless the context otherwise specifies or requires.

1.03                 Headings. Etc.

The headings of all Articles and Sections hereof are inserted for convenience of reference only and shall not affect the construction or interpretation of this supplemental indenture.

ARTICLE 2

INDENTURE SUPPLEMENTAL TO WARRANT INDENTURE

2.01                 Incorporation with Warrant Indenture

This supplemental indenture is a supplemental indenture within the meaning of the Warrant Indenture, and the Warrant Indenture shall henceforth be read in conjunction with the First Supplement Indenture and this supplemental indenture and shall together have effect so far as practicable as if all the provisions of the Warrant Indenture, the First Supplemental Indenture and this supplemental indenture were contained in the one instrument.

2.02                 Supplemental of Warrant Indenture

The Warrant Indenture is hereby supplemented and amended by the addition of the provisions hereof.

ARTICLE 3

SUPPLEMENTS TO WARRANT INDENTURE

3.01                 Supplements

The Warrant Indenture is hereby supplemented and amended by:

(a) deleting the definition of “Exercise Price” in Section 1.1 of the Warrant Indenture in its entirety and replacing it with the following:

“Exercise Price” means $0.28 per Share, as adjusted in accordance with the terms of this Indenture;

(b) deleting Schedule “A” to the Warrant Indenture in its entirety and replacing it with Schedule “A” hereto.

ARTICLE 4

ACCEPTANCE OF TRUSTS BY WARRANT AGENT

4.01                 Acceptance of Trusts

The Warrant Agent hereby accepts the trusts in this supplemental indenture declared and provided and agrees to perform the same upon the terms and conditions set forth herein and in the Warrant Indenture.

ARTICLE 5

GENERAL

5.01                 No Further Amendment

The Warrant Indenture is amended as provided herein, and any changes necessary to implement the amendments intended hereby are hereby made to any other provisions of the Warrant Indenture where necessary, mutatis mutandis. Save as amended hereby, the Warrant Indenture is unamended and in full force and effect, in accordance with its terms.

5.02                 Enurement

Subject to the express terms of the Warrant Indenture, this supplemental indenture shall be binding upon the parties hereto and their respective successors and assigns and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

5.03                 Law of Indenture

This supplemental indenture is governed by and subject to the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the parties hereto hereby irrevocably attorn to the jurisdiction of the Courts of Ontario

ARTICLE 6

EXECUTION

6.01                 General

This supplemental indenture may be executed in several counterparts (by original or facsimile signatures), each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed this supplemental indenture under the hands of their respective proper signing officers duly authorized in that behalf.

LORUS THERAPEUTICS INC.
Per:	(s) Elizabeth Williams
Name: Elizabeth Williams Title: Director of Finance

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	(s) Daniel Marz
Name: Daniel Marz Title: Corporate Trust Officer

Per:	(s) Ann Samuel
Name: Ann Samuel Title: Associate Trust Officer

SCHEDULE “A” TO INDENTURE

Form of Warrant Certificate to be issued to Warrantholders

This Certificate, and the Common Share Purchase Warrants evidenced hereby, will be void and of no value unless exercised on or before 5:00 p.m. (Toronto time) on May 8, 2012 (subject to acceleration).

LORUS THERAPEUTICS INC.

NO.	WARRANTS

COMMON SHARE PURCHASE WARRANTS

THIS IS TO CERTIFY THAT for value received, the registered holder hereof is entitled for each Warrant represented hereby to purchase one fully paid and non-assessable common share (“Common Share”) in the capital of Lorus Therapeutics Inc. (the “Company”) at a price per share of Cdn. $0.28, subject to adjustment as hereinafter referred to.

Such right to purchase may be exercised by the registered holder hereof at any time on the date of issue hereof up to and including 5:00 p.m. (Toronto time) on May 8, 2012 (the “Warrant Expiry Time”) by surrender of this Warrant Certificate to Computershare Trust Company of Canada (the “Warrant Agent”) at the principal transfer offices of the Warrant Agent in Toronto, Ontario together with the subscription form attached hereto as Appendix A duly executed and completed for the number of Common Shares which the holder hereof is entitled to purchase and the purchase price of such Common Shares as herein provided.

This Warrant Certificate and such payment shall be deemed not to have been surrendered and made except upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office specified above.

The purchase price of Common Shares subscribed for hereunder shall be paid by certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Company at par in the city where this Warrant Certificate is delivered.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the subscription form at their respective addresses specified therein or, if so specified in such subscription form, delivered to such persons at the office where the applicable Warrant Certificate was surrendered, when the transfer registers of the Company have been open for five business days after the due surrender of such Warrant Certificate and payment as aforesaid.  In the event of a purchase of a number of Common Shares fewer than the number which can be purchased pursuant to this Warrant Certificate, the holder shall be entitled to receive without charge a new Warrant Certificate in respect of the balance of such Warrants.

This Warrant Certificate and other Warrant Certificates are issued under and pursuant to a certain warrant indenture (herein referred to as the “Indenture”), dated October 4, 2010, as supplemented, between the Company and the Warrant Agent, to which Indenture and any instruments supplemental thereto reference is hereby made for a description of the terms and conditions upon which such Warrant Certificates are issued and are to be held all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of this Warrant Certificate by acceptance hereof assents.  The Company will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.  Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Indenture.

Subject to the Company’s right to purchase the Warrants under the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrants Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form (in the form attached hereto as Appendix B) in accordance with the terms of the Indenture.  The transfer of the warrants evidenced hereby may be restricted by applicable securities laws.  Holders are advised to consult their legal counsel in this regard.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

The holding of this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right of interest in respect thereof.

The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions by the Warrantholders entitled to purchase a specified majority of the Common Shares which may be purchased pursuant to all then outstanding Warrants.

The foregoing is only a summary of the rights and conditions attaching to the Warrants.  Warrantholders should refer to the Indenture for the complete text of the rights and conditions of the Warrants.  In the event of a conflict between the terms of this Warrant Certificate and the terms of the Indenture, the terms of the Indenture shall prevail.

The holder of this Warrant Certificate may at any time up to and including the Warrant Expiry Time upon the surrender hereof to the Warrant Agent at its principal transfer offices in Toronto, Ontario and payment of any charges provided for in the Indenture, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares as is expressed in this Warrant Certificate.

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by the Warrant Agent for the time being under the Indenture.

Nothing contained herein or in the Indenture shall confer any right upon the holder hereof or any other person to subscribe for or purchase any Common Shares of the Company at any time subsequent to the Warrant Expiry Time.  After the Warrant Expiry Time this Warrant Certificate and all rights thereunder shall be void and of no value.

Time is of the essence hereof.

IN WITNESS WHEREOF this Warrant Certificate has been executed on behalf of Lorus Therapeutics Inc. as of the  day of , 20 .

LORUS THERAPEUTICS INC.

By:

Countersigned

COMPUTERSHARE TRUST COMPANY OF CANADA

By:

Dated:

APPENDIX “A” TO WARRANT CERTIFICATE

EXERCISE FORM

By Mail:		By Registered Mail, by Hand or by Courier

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA	TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

	100 University Ave 9th Floor Toronto, Ontario M5J 2Y1		100 University Ave 9th Floor Toronto, Ontario M5J 2Y1

The undersigned registered holder of the within Warrant Certificate, subject to that certain warrant indenture (the “Indenture”) dated as of October 4, 2010 and as supplemented on October 18, 2010 and again on November 30, 2011, between Lorus Therapeutics Inc. and Computershare Trust Company of Canada, as Warrant Agent, hereby:

(a)
subscribes for ___________ common shares (“Common Shares”) (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Indenture) of Lorus Therapeutics Inc. at the price per share of Cdn. $0.28 (or such adjusted price which may be in effect under the provisions of the Indenture) and in payment of the exercise price encloses a certified cheque, money order or bank draft, in any case in lawful money of Canada payable at par in the City of Toronto, Ontario to Lorus Therapeutics Inc.; and

(b)	delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares.

The undersigned hereby directs that the said Common Shares be registered as follows:

Name(s) in full	Address(es) of (including Postal Code)	Number(s) of Common Shares

The undersigned represents that it (A) has had access to such current public information concerning Lorus Therapeutics Inc. as it considered necessary in connection with its investment decision, and (B) understands that the securities issuable upon exercise hereof have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The undersigned represents, warrants and certifies that the undersigned holder at the time of exercise of this Warrant (i) is not in the United States as defined in Regulation S under the U.S. Securities Act (“Regulation S”); (ii) is not a U.S. Person as defined in Regulation S; (iii) is not exercising this Warrant on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; and (iv) did not acquire the Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States and did not  otherwise receive an offer to exercise this Warrant or execute or deliver this Subscription Form in the United States, and has, in all other respects, complied with the terms of Regulation S or any successor rule or regulation.

Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States.

DATED this day of ____________________, 20_____.

Signature of Warrantholder guaranteed by:

(Signature of Warrantholder)

(Print Name of Warrantholder)

(Address of Warrantholder in full)

(*The name of the Warrantholder must correspond with the name upon the face of the certificate in every particular and the Company reserves the right to require reasonable assurance that such signature is genuine and effective.)

Instructions

1.
The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised along with a certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Company at par in an amount equal to the exercise price applicable at the time of such surrender in respect of each Common Share which the Warrantholder desires to acquire (being not more than those which the Warrantholder is entitled to acquire pursuant to the Warrants represented by the Warrant Certificate so surrendered) to Computershare Trust Company of Canada, at its principal offices at:

By Mail	By Registered Mail, by Hand or by Courier

Computershare Trust Company of Canada	Computershare Trust Company of Canada

100 University Ave 9th Floor Toronto, Ontario M5J 2Y1	100 University Ave 9th Floor Toronto, Ontario M5J 2Y1

2.	The certificates will be mailed by registered mail to the address appearing in this Exercise Form.

3.
If Common Shares are issued to a person other than the registered Warrantholder, the signature of that person must be signature guaranteed by a Schedule 1 Canadian Chartered Bank or a major trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program and the Transfer Form must be completed.

4.
If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a Company or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company.

The Warrants will expire at 5:00 p.m. (Toronto time) on May 8, 2012 and must be exercised before that time, otherwise the same shall expire and be void and of no value.

APPENDIX “B” TO THE WARRANT CERTIFICATE

TRANSFER FORM

FOR value received I/we (the “Transferor”) hereby sell, assign, and transfer unto:

(Name of Transferee)

(Address of Transferee)

(Social Insurance Number)

(Quantity & Class)	Warrants of

Lorus Therapeutics Inc (the “Company”)

represented by:
(List Certificate Numbers)
and the undersigned hereby irrevocably constitutes and appoints:
(Leave Blank)

the attorney to transfer the said Warrants on the books of the Company with full power of substitution in the premises.

DATED this ______ day of ___________________, 20_____.

Signature Guaranteed By:

(Signature of Warrantholder)

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Instructions:

1.	The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2.
The signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP).  The stamp must bear the words “Signature Medallion Guaranteed”.

3.
In the United States of America, signature guarantees must be done by members of a Medallion Signature Guarantee Program only.  Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of an acceptable Medallion Program.

(Signature of Transferee)	Print full name

Date:

The Warrants and the Common Shares issuable upon exercise of the Warrants shall only be transferable in accordance with applicable laws.  The Warrants may only be exercised in the manner required by the Warrant Certificate and the Exercise Form attached thereto.  Any securities acquired pursuant to this exercise of Warrants shall be subject to any applicable hold periods and any certificate representing such securities will bear restrictive legends, each in accordance with the Warrant Indenture between the Company and Computershare Trust Company of Canada that governs the Warrants and the Warrant Certificate.